AH 9-20-2004

VF 9-16-04

SECURITIES . 04016597 ON
Washington, D.C. 20549

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SEC FILE NUMBER
~~8-33123~~ 8-33132

SEC MAIL RECEIVED PROCESSING SEP 15 2004 WASH. D.C. 179 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/01/03 (MM/DD/YY) AND ENDING 07/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
J.P. McGowan & Company, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1631 Locust Street
(No. and Street)

Philadelphia (City) PA (State) 19103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John P. McGowan (215) 735-6864
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED SEP 22 2004 THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name*)

1514 Old York Road (Address) Abington (City) PA (State) 19001 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

© 2001 ProFormWare/NCS 800-800-3204

OATH OR AFFIRMATION

I, John P. McGowan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J.P. McGowan & Company, Inc., as of July 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
MARY ALICE BENONIS, Notary Public
Abington Twp., Montgomery County
My Commission Expires September 12, 2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A* ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

* Minimum assessment in affect.

© 2001 ProFormWare/NCS 800-800-3204

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

J. P. McGowan & Company Inc.
Philadelphia, Pennsylvania

We have audited the accompanying statement of financial condition of J. P. McGowan & Company Inc. as of July 31, 2004 and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J. P. McGowan & Company Inc. at July 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Abington, Pennsylvania
September 1, 2004

Sanville & Company
Certified Public Accountants

J.P. McGOWAN & COMPANY, INC.
Statement of Financial Condition
July 31, 2004

ASSETS

Cash	$	53,782
Securities owned, at market value:		
State and municipal obligations		399,793
Corporate stocks		1,890
Deposit with clearing broker		50,000
Interest receivable		4,882
Receivable from stockholder		73,500
Furniture and equipment at cost of $16,512 less accumulated depreciation of $16,399		113
Cash surrender value officers life insurance		32,163
Total assets	$	616,123

LIABILITIES AND STOCKHOLDER'S EQUITY

Payable to clearing broker	$	62,369
Accounts payable and accrued expenses		28,350
Total liabilities		90,719
Commitments and contingent liabilities		
Stockholder's Equity:		
Common stock, $1 par value, authorized - 1,000 shares, issued and outstanding - 300 shares		300
Additional paid-in capital		140,138
Treasury stock - 45 shares, at cost		(35,448)
Retained earnings		420,414
Total stockholder's equity		525,404
Total liabilities and stockholder's equity	$	616,123

The accompanying notes are an integral part of these financial statements.

J.P. McGOWAN & COMPANY, INC.
Statement of Operations
For the Year ended July 31, 2004

REVENUE	
Net gain on firm securities trading	$ 394,559
Interest	16,035
Unrealized loss firm investment account	(690)
Total revenue	409,904
EXPENSES	
Salaries and other employment costs	241,671
Interest	2,449
Clearing charges	45,999
Occupancy costs and equipment rental	32,550
Office expense	7,166
Telephone	10,329
Quotation fees and research	42,507
Regulatory fees and expenses	4,535
Travel and entertainment	33,174
Professional fees	6,065
Depreciation	113
Taxes, other than income taxes	1,672
Other	3,000
Total expenses	431,230
Income (loss) before taxes on income	(21,326)
Income tax expense	-
Net loss	$ (21,326)

The accompanying notes are an integral part of these financial statements.

J.P. McGOWAN & COMPANY, INC.
Statement of Changes in Stockholder's Equity
For the Year ended July 31, 2004

		Common Stock		Additional Paid-In Capital		Treasury Stock		Retained Earnings		Total Stockholder's Equity
Balance at July 31, 2003	$	300	$	140,138	$	(35,448)	$	441,740	$	546,730
Net loss for the year		-		-		-		(21,326)		(21,326)
Balance at July 31, 2004	$	300	$	140,138	$	(35,448)	$	420,414	$	525,404

The accompanying notes are an integral part of these financial statements.

J.P. McGOWAN & COMPANY, INC.
Statement of Changes in Subordinated Borrowings
For the Year ended July 31, 2004

Subordinated borrowings at August 1, 2003	$	-
Increases:		-
Decreases:		-
Subordinated borrowings at July 31, 2004	$	-

The accompanying notes are an integral part of these financial statements.

J.P. McGOWAN & COMPANY, INC.
Statement of Cash Flows
For the Year ended July 31, 2004

Cash flows from operating activities:		
Net loss	$	(21,326)
Adjustments to reconcile net income to net cash expended in operating activities:		
Depreciation		113
Changes in assets and liabilities:		
(Increase) decrease in assets:		
Securities owned		(363,981)
Interest and other receivables		(40,062)
Cash surrender value officer's life insurance		(4,248)
Increase (decrease) in liabilities:		
Payable to clearing broker		433,161
Accounts payable and accrued expenses		(8,537)
Income taxes payable		(121)
Net cash expended in operating activities		(5,001)
Net decrease in cash		(5,001)
Cash at beginning of year		58,783
Cash at end of year	$	53,782

Supplemental disclosures of cash flow information		
Cash paid during the year for:		
Interest paid	$	2,449
Income taxes paid	$	121

The accompanying notes are an integral part of these financial statements.

J.P. MCGOWAN & COMPANY, INC.
Notes to Financial Statements
July 31, 2004

1. ORGANIZATION

J.P. McGowan & Company, Inc. (the "Company") is a securities broker dealer, registered with the Securities and Exchange Commission and NASD, principally engaging in Pennsylvania municipal obligations. The Company, like other securities firms, is directly affected by general economic and market conditions, including fluctuations in volume and price levels of securities, changes in interest rates and securities brokerage services, all of which have an impact on the Company's liquidity.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue – Securities transactions (and related revenue and expense, if applicable) are recorded on a settlement date basis, generally the third business day following the transaction date. This is not materially different from trade date basis.

Property and Depreciation – Furniture and equipment are depreciated generally on an accelerated basis over their estimated useful lives (three to seven years).

Income Taxes – The Company's method of accounting for income taxes conforms to Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS No. 109") (Note 8). This method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting basis and tax basis of assets and liabilities.

Fair Value of Securities – The market value of securities owned and sold short, consisting of state and municipal obligations is determined by the Company using quoted market prices, dealer quotes and prices obtained from independent third parties.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

3. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

The Company will operate in accordance with the exemptive provision of paragraph (k)(2)(B) of SEC Rule 15c3-3. All customer transactions are cleared through Pershing Division of Donaldson, Lufkin & Jenrette Securities Corporation ("Pershing") on a fully disclosed bases.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange Act of 1934 that prohibits a broker-dealer from withdrawing corporation capital except upon six months' notice and from engaging in any securities transaction at a time when its "Aggregate Indebtedness" exceeds fifteen times its "Net Capital" as those terms are defined by this Rule. As a result of this Rule, Company capital may be withdrawn only to the extent that net capital is in excess of required net capital that, in any event, may not be less than $100,000.

At July 31, 2004, the Company's "Aggregate Indebtedness" and "Net Capital" (as defined) were $28,350 and $430,810, respectively, and its net capital ratio was .07 to 1. "Net Capital" exceeded minimum capital requirements by $330,810 at that date.

5. PAYABLE TO CLEARING BROKER

Pursuant to the clearing agreement with Pershing (See Note 3), the Company can borrow from Pershing up to 75% of its eligible municipal inventory in order to finance such inventory. The Company pays interest on any outstanding balance due Pershing at brokers call rate plus call rate plus ½% (3.00%) at July 31, 2004. Interest expense was $2,449 for the year ended July 31, 2004.

6. COMMITMENTS AND CONTINGENT LIABILITIES

In the normal course of business, the Company enters into when-issued and underwriting commitments. The transactions relating to such commitments that were open at July 31, 2004 had no material effect on the financial condition of the Company.

7. PROFIT SHARING PLAN

The Company has a profit sharing plan for those employees who meet the eligibility requirements set forth in the plan. The amount of the contribution to the plan is at the discretion of the Company's management. The Company made no contribution to the plan for the year ended July 31, 2004.

8. INCOME TAXES

Income taxes are provided for the tax effects of transactions reported in the financial statements and consists of deferred taxes that may be recognized for operating losses that are available to offset future taxable income. At July 31, 2004, the Company had deferred tax asset of approximately $4,000 composed entirely of net operating losses. The deferred tax asset was reduced by a full valuation allowance at July 31, 2004, due to the uncertainty of future profits.

Due to certain Pennsylvania municipal bond profits being exempt from tax the Company's income tax provision does not include a provision for Pennsylvania corporate income tax.

The Company has approximately $27,000 of net operating losses (NOLS), as of July 31, 2004, available to reduce future federal taxable income. These NOLS will expire as follows:

Expiration	Amount
2024	$ 27,000

Income tax expense for the year ended July 31, 2004, was $0.

9. RELATED PARTY TRANSACTIONS

The Company leased its office space under a non-cancelable lease that expired January 31, 2003. The Company is on a month to month lease for $2,600 per month. Rent expense totaled $31,200 for the year ended July 31, 2004. The Company's sole stockholder is a partner in the partnership that leases the office space to the Company. The Company also advanced to the sole stockholder $37,500 to increase his ownership in the partnership during the year ended July 31, 2002. The Company also advanced to the sole stockholder $36,000 during the year ended July 31, 2004.

10. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In January 2003, the Financial Accounting Standards Board ("FASB") issued FIN No. 46, *Consolidation of Variable Interest Entities*. The FASB subsequently revised and issued Financial Interpretation ("FIN") No. 46 (Revised) in December 2003. FIN No. 46 requires a company to consolidate a variable interest entity ("VIE") if the company has variable interests that give it a majority of the expected losses or a majority of the expected residual returns of the entity. Before FIN No. 46, VIEs were commonly referred to as special purpose entities. As the Company does not have any interests in VIEs, the adoption of this statement did not have an effect on its financial statements.

10. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (Continued)

In April 2003, the FASB issued SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities.* SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB No. 133 *Accounting for Derivative Instruments and Hedging Activities.* This Statement is effective for derivative contracts and hedging instruments entered into after June 30, 2003. The adoption of this statement did not have a material impact on the Company's financial statements.

In May 2003, the FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.* SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity, and imposes certain additional disclosure requirements. The provisions of SFAS No. 150 are effective for financial instruments entered into or modified after May 31, 2003 and must be applied to all financial instruments for the first fiscal period beginning after December 15, 2003. The adoption of this statement is not anticipated to have an effect on the Company's financial statements.

Schedule I

J.P. McGOWAN & COMPANY, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
July 31, 2004

COMPUTATION OF NET CAPITAL

Total stockholder's equity	$	525,404
Deduct stockholder's equity not allowable for Net Capital:		-
Total stockholder's equity qualified for Net Capital		525,404
Deductions and/or charges:		
Non-allowable assets:		
Fixed assets		113
Other receivables		73,500
Total non-allowable assets		73,613
Net Capital before haircuts on securities positions		
Trading and investment securities:		
State and municipal obligations		20,697
Corporate stocks		284
Total haircuts		20,981
Net Capital	$	430,810

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities from Statement of Financial Condition		
Accounts payable and accrued expenses	$	28,350
Total aggregate indebtedness	$	28,350
Percentage of aggregate indebtedness to Net Capital		7%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		0%

Schedule I (Continued)

J.P. MCGOWAN & COMPANY, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
July 31, 2004

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital (6-2/3% of $28,350)	$	1,890
Minimum dollar Net Capital requirement of reporting broker or dealer and minimum Net Capital requirement	$	100,000
Net Capital requirement	$	100,000
Excess Net Capital	$	330,810
Excess Net Capital at 1000%	$	427,975

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation of Net Capital Under Rule 15c3-1

The difference between the above computation and the computation included in the Company's unaudited FOCUS report (Form X-17a-5) as of July 31, 2004 is primarily due to:

Net Capital per unaudited FOCUS filing on July 31, 2004	$	398,648
Decrease in net loss		1,365
Decrease in nonallowable assets		30,797
Net Capital per above	$	430,810

Schedule II

J.P. MCGOWAN & COMPANY, INC.
Computation for Determination of the
Reserve Requirements Under Rule 15c3-3
of the Securities and Exchange Commission
July 31, 2004

The Company is exempt from the provisions of Rule 15c3-3 in accordance with Section (k) (2) (ii).

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
J. P. McGowan & Company, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of J.P. McGowan & Company, Inc. (the Company) for the year ended July 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC) we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons.

2) Recordation of differences required by Rule 17a-13.

3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at July 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Abington, Pennsylvania
September 1, 2004

Certified Public Accountants